Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

●	our ability to advance the development of our products and future potential product candidates;

●	our ability to commercialize our products and future potential product candidates and future sales of our product or any other future potential product candidates;

●	our assessment of the potential of our products and future potential product candidates to treat certain indications;

●	our planned level of capital expenditures and liquidity;

●	our plans to continue to invest in research and development to develop technology for new products;

●	anticipated actions of the U.S. Food and Drug Administration, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to our products or services;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we intend to operate, including the impact of any changes in regulation and legislation that could affect the medical device industry;

●	our ability to meet our expectations regarding the commercial supply of our products and future product candidates;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	the impact of competition and new technologies;

●	our ability to internally develop new inventions and intellectual property;

●	our expectations regarding the use of proceeds from this offering

●	changes in our strategy; and

●	litigation.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our annual report on Form 20-F for the fiscal year ended December 31, 2022, which we filed with the Securities and Exchange Commission, or the SEC, on March 31, 2023, or the Annual Report, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “Inspira” refer to Inspira Technologies Oxy B.H.N. Ltd. References to “NIS” are to New Israeli Shekels and references to “dollars” or “$” are to U.S. dollars. We report under International Financial Reporting Standards as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2023, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

Since our inception in 2018, we have incurred operating losses. Our operating losses for the six-months ended June 30, 2023 and 2022 were $6.3 million and $8.0 million, respectively, and our net losses for the same period were $5.8 million and $3.4 million, respectively. As of June 30, 2023, we had an accumulated deficit of $44.9 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue clinical development of our products;

●	file applications seeking regulatory approval for our products pursuant to different regulatory pathways in the United States;

●	continue to invest in the preclinical research and development of any future product candidates;

●	establish a commercial infrastructure to support the marketing, sale and distribution of our products if they were to receive regulatory approval;

●	hire additional research and development and general and administrative personnel to support our operations;

●	maintain, expand and protect our intellectual property portfolio; and

●	continue to incur costs associated with operating as a public company.

We do not have any products approved for sale and have not generated any revenue from product sales.

Current Outlook

On July 16, 2021, we completed our initial public offering, or IPO, whereby we sold 2,909,091 ordinary shares and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an over-allotment option granted to the underwriters). The aggregate net proceeds received by us from the IPO were $16 million, before underwriting discounts and other offering costs. Prior to our IPO, we financed our operations primarily through convertible debt, as well as grants from the Israel Innovation Authority, or the IIA.

In October 2021, investors exercised 1,705,000 tradable warrants of the Company. The total proceeds received by the Company from this exercise were approximately $9.4 million before further expenses.

On April 4, 2023, the Company, entered into a sales agreement with Roth Capital Partners, LLC, as sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, the Company’s Ordinary Shares, no par value per share. The Ordinary Shares shall be offered and sold pursuant to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed on August 10, 2022 and the prospectus supplement to the Registration Statement. The Company will pay the Sales Agent a commission equal to 3.0% of the aggregate gross proceeds from the sale of Ordinary Shares. To date, 17,566 Ordinary Shares have been sold for aggregate gross proceeds of $26,000.

We have incurred losses and generated negative cash flows from operations since inception in 2018. Since inception, we have not generated any revenue and we do not expect to generate significant revenues in the near future.

As of June 30, 2023, our cash and cash equivalents and deposits were $8.9 million.

We expect that our existing cash and cash equivalents, deposits and restricted cash as of the June 30, 2023, in addition to the registration statement capacity will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

Our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel and approximately 80% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements.

We currently partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currency. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

We do not anticipate undertaking any significant long-term borrowing. At present, our investments consist primarily of cash and cash equivalents and short-term deposits. The primary objective of our investment activities is to preserve the principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments may be exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any.

Impact of Inflation and Currency Fluctuations

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2023.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, general and administrative expenses and marketing expenses.

Revenue

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next 12 months.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, materials costs consultants and other third parties who support the developments of our product service fees, and other related research and development expenses.

In October 2019, we received the approval of the IIA for its participation in certain development expenses carried out by the Company, within the framework of determined budgets and time periods. Through June 30, 2023, we received a total of $800,000 from the IIA and no additional grants are expected to be received.

The following table discloses the breakdown of research and development expenses:

Unaudited	Six Months Ended June 30,
U.S. dollars in thousands	2023	2022

Salary and related expenses	2,148	1,441
Materials and related expenses	742	392
Subcontractors	269	682
IIA participation	-	-
Share-based compensation	470	1,594
Depreciation	139	100
Office maintenance	52	33
Other	10	52
Total	3,830	4,294

We expect that our research and development expenses will increase as we continue to develop our products and will start regulations filings and clinical processes.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, share-based compensation, professional service fees for accounting and booking, legal fees, facilities, travel expenses and other general and administrative expenses.

The following table shows the breakdown of general and administrative expenses:

Unaudited	Six Months Ended June 30,
U.S. dollars in thousands	2023	2022

Professional fees	716	754
Share-based compensation	258	657
Director’s fees and share-based compensation	328	644
Salary and related expenses	421	375
Insurance expenses	194	356
Depreciation	56	66
Rent and office maintenance	64	56
Travel abroad	44	20
Others	23	8
Total	2,104	2,936

Comparison of the Six Months Ended June, 2023 and 2022

Results of Operations

	Six Months Ended June 30,
U.S. dollars in thousands	2023	2022

Research and development expenses	3,830	4,294
Sales and marketing expenses	401	777
General and administrative expenses	2,104	2,936
Operating loss	6,335	8,007
Financial income	(652)	(4,558)
Financial expenses	172	24
Net loss	5,855	3,473
Loss attributable to holders of Ordinary Shares	5,855	3,473

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2023, were $3,830,000 compared to $4,294,000 for the corresponding period in 2022. The decrease resulted from lower share-based compensation expenses, which was partially reduced by an increase in salary and related expenses as a result of the Company’s recruitment of employees and expanding research and development department

Sales and marketing expenses

Sales and marketing expenses for the six months ended June 30, 2023, were $401,000, compared to $777,000 for the corresponding period in 2022. The decrease is attributable to decreases in share-based compensation expenses and a reduction in marketing activities. The marketing department increased its efforts in the first half of 2022 with respect to brand awareness and exploring go-to-market capabilities.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2023, were $2,104,000, compared to $2,936,000 for the corresponding period in 2022. The decrease resulted primarily from a decrease in share-based compensation expenses and a lower cost of directors and officers insurance.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2023 was $6,335,000 compared to an operating loss of $8,007,000 for the six months ended June 30, 2022, a decrease of $1,672,000, or 21%.

Financial expenses

We recognized financial income for the six months ended June 30, 2023 of $652,000 compared to financial income of $4,558,000 for the six months ended June 30, 2022. The difference was primarily due to a change in the fair value of financial liabilities.

We recognized financial expenses for the six months ended June 30, 2023 of $172,000 compared to financial expenses of $24,000 for the six months ended June 30, 2022.

Total comprehensive loss

As a result of the foregoing, our total comprehensive loss for the six months ended June 30, 2023 was $6,287,000, compared to $5,708,000 for the six months ended June 30, 2022, an increase of $579,000, or 10%. The total comprehensive loss, primarily due to losses arising from foreign currency exchange translations, for the six months ended June 30, 2023 was $432,000, compared to losses in the amount of $2,235,000 for the six months ended June 30, 2022.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Critical Accounting Estimates” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2023, included elsewhere in this Report Form 6-K.

B. Liquidity and Capital Resources

Overview

Since our inception through June 30, 2023, we have funded our operations principally from the proceeds of our IPO, the sale of convertible securities, the proceeds from the exercise of warrants, from loans and from government grants.

In April 2023, we entered into a Sales Agreement, or the Sales Agreement, with Roth Capital Partners, LLC, or the Agent, pursuant to which we may offer and sell, from time to time, our ordinary shares, through the Agent in an at the market offering, or the ATM, as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, in the aggregate amount of up to $5,480,000. During the six months ended June 30, 2023, we sold 15,261 ordinary shares under the ATM for a total amount of $23,000 with issuance costs in the amount of $700. To date, we have sold 17,566 ordinary shares under the ATM for a total amount of $26,000 with issuance costs in the amount of $800.

The Company’s management intends to raise additional funds through offerings of its securities that will be utilized to fund product development and continue operations. The Company does not have any material financial obligations as of the June 30, 2023. The Company’s management believes that the proceeds from its funding agreements, combined with its cash on hand and the Company’s plans to raise additional funds through the ATM facility or through other means, are sufficient to meet the Company’s obligations for the foreseeable future. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for the long-term development and commercialization of its product offering.

As of June 30, 2023, we had $8,967,000 in cash, cash equivalents and cash deposits.

The table below presents our cash flows for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2023	2022

Net cash used in operating activities	(4,651)	(1,962)

Net cash provided (used) in investing activities	1,721	(5,007)

Net cash used by financing activities	(196)	(155)

Net increase in cash and cash equivalents	(3,126)	(7,124)

Operating Activities

Net cash used in operating activities of $4,651,000 during the six months ended June 30, 2023 and net cash used in operating activities of $1,962,000 during the six months ended June 30, 2022 were primarily used for payment of salaries and related personnel expenses, materials expenses, subcontractors, travel and office maintenance.

Share-based compensation expenses for the six months ended June 30, 2023 were $1,017,000, compared to $3,107,000 for the corresponding period in 2022. The decrease is due to an equity grant made during the first half of 2022.

Income resulted by change in fair market value of financial liabilities at fair market value for the six months ended June 30, 2023 was $90,000, compared to expense of $2,586,000 for the corresponding period in 2022. The change is a result of the inflection in the share price.

Investing Activities

Net cash provided by investing activities of $1,721,000 during the six months ended June 30, 2023, consisted mainly of a short time restricted deposit and the effect of the exchange rate on it in amount of $1,934,000 and $206,000 used for purchasing property and equipment. Net cash used in investing activities of $5,007,000 during the six months ended June 30, 2022, consisted mainly of short-term deposits in the amount of $4,994,000 and $55,000 used for purchasing property and equipment.

Financing Activities

Net cash used in financing activities of $196,000 during the six months ended June 30, 2023 consisted mainly of principal paid on lease liabilities.

Net cash provided by financing activities of $155,000 during the six months ended June 30, 2022 also consisted mainly of principal paid on lease liabilities.